Filed Pursuant to Rule 253(g)(2)
File No. 024-10583

MOGULREIT I, LLC

SUPPLEMENT NO. 5 DATED SEPTEMBER 27, 2016
TO THE OFFERING CIRCULAR DATED AUGUST 15, 2016

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT I, LLC (“we”, “our”, “us” or the “Company”), dated August 15, 2016, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “SEC”) on August 15, 2016 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to announce the declaration of a dividend.

Declaration of Dividend

On September 27, 2016, the Company’s manager, RM Adviser, LLC (the “Manager”), declared a cash dividend of $0.10 per share of the Company’s common stock, with a record date of September 30 and an ex-dividend date of September 28, 2016.  The dividend will be paid on or about October 14, 2016. This is the first quarterly dividend for the Company.

This dividend equates to approximately 8% on an annualized basis assuming a $10.00 per share purchase price and calculated for the period beginning August, 15, 2016 (the date the Company launched its offering), and ending September 30, 2016 (the end of the third quarter).  The annualized basis return is not a guarantee or projection of future returns, and the Manager may in the future declare lower dividends or no dividends at all for any given period.  In addition, the annualized basis return is based on the Company’s current investment portfolio as of September 27, 2016.

While the Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare dividends in the future similar to the dividend disclosed herein.